Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

October 26, 2018
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:   Ms. Lauren Hamill

Re:	OSI ETF Trust ("Registrant")
File Nos. 333-212418; 811-23167

Dear Ms. Hamill:
On behalf of the Registrant, below are the Registrant's responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 13 to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"), filed with the U.S. Securities and Exchange Commission ("SEC") on August 29, 2018 (Accession No. 0001144204-18-047011) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, relating to the O'Shares FTSE Russell Small Cap Quality Dividend ETF series of the Registrant (the "Fund").
Below we have provided your comments (in bold) and the Registrant's response to each comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus

1.	Comment:	If the Fund's portfolio turnover rate exceeds 100%, please consider adding portfolio turnover risk disclosure.

Philadelphia | Washington | New York | Chicago

	Response:	The Fund's portfolio turnover rate for the fiscal year ended June 30, 2018 was 64%. Therefore no portfolio turnover risk disclosure has been added at this time.

2.	Comment:
The second sentence in the Principal Investment Strategies section provides that "[t]he Target Index is designed to reflect the performance of publicly-listed small capitalization dividend-paying issuers in the United States exhibiting high quality, low volatility and high dividend yields, as determined the Index Provider."  Please consider removing "high" from "high quality" to be consistent with the references to the "quality factor" elsewhere in the Principal Investment Strategies section.

Response:
Each company in the FTSE USA Small Cap Index is given a "quality" factor score along with scores for two other factors (low volatility and yield), which are then used to determine the constituents and their weightings in the Target Index, with the "quality" factor score applied twice.  Notably, companies with the smallest product of factor scores are excluded from the Target Index.  Thus, through the application of the "quality" factor score, the Index Provider seeks to include and overweight companies exhibiting high "quality."  Therefore, the Registrant has respectfully declined to make this change.

3.	Comment:
The first sentence of the last paragraph in the Principal Investment Strategies section provides that "[t]he Index Provider, in consultation with an affiliate of the Adviser, developed the Index methodology."  Please consider identifying the affiliate of the Adviser.

	Response:	The disclosure has been revised as requested.

4.	Comment:	Please supplementally explain the reason for the change in the Fund's target index.

Response:
As compared to the FTSE USA Small Cap Qual/Vol/Yield 3% Capped Factor Index (the "former target index"), for the FTSE USA Small Cap ex Real Estate 2Qual/Vol/Yield 3% Capped Factor Index (the "new target index") the (i) investable universe excludes real estate investment trusts and companies in the real estate sector and (ii) "quality" factor is applied twice.  As compared to the former target index, the new target index seeks to (i) offer greater emphasis on high quality companies, (ii) take advantage of certain recent tax law changes and (iii) reduce interest rate sensitivity.  O'Shares Investment Advisers, LLC, the Fund's investment adviser, determined that the change from the former target index to the new target index was in the best interests of the Fund and its shareholders, and this change was approved by the Registrant's Board of Trustees.

5.	Comment:	Please disclose how frequently the Fund's portfolio is rebalanced and/or reconstituted.

Response:
In response to this comment, the following disclosure has been added to the Principal Investment Strategies section of the Prospectus:  "The Target Index is rebalanced quarterly and reconstituted annually."

6.	Comment:
 In the "More Information About the Fund—More Information about the Fund's Principal Investment Risks" section, there is a reference to "Target Provider" under "Index-Related Risk."  Please change this reference to "Index Provider."

	Response:	The disclosure has been revised as requested.

7.	Comment:
Under "Investment Advisory Services—Manager of Managers Structure" section, please consider disclosing that there are no assurances that the SEC will grant such "manager of managers" exemptive relief should the Adviser and the Trust seek to obtain it.

	Response:	The disclosure has been revised as requested.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.